UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Except as indicated below, this Report on Form 6-K is incorporated by reference to the registrant’s Registration Statements on Form F-3 (File No. 333-248068 and File No. 333-255346) filed with the Securities and Exchange Commission, and shall be part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report and the exhibit hereto contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company’s, Brooge Petroleum and Gas Investment Company Phase III FZE’s and Brooge Energy Limited’s (“Brooge Energy”) expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to the risks described in public reports filed by Brooge Energy with the U.S. Securities and Exchange Commission, including under the caption “Risk Factors” in Brooge Energy’s Annual Report on Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC on April 5, 2021, as amended by Amendment No. 1 to the Annual Report on Form 20-F/A filed with the SEC on April 6, 2021. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Financial Results for the Six Months Ended June 30, 2021

Brooge Energy Limited

(Formerly Brooge Holdings Limited)

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Six-Month Period Ended June 30, 2021

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

i

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended 30 June 2021

		Six-month	Six-month
		period ended	period ended
		30 June	30 June
		2021	2020
	Notes	USD	USD

Revenue	3	23,286,003	22,893,875
Direct costs		(7,202,719)	(6,146,872)

GROSS PROFIT		16,083,284	16,747,003

General and administrative expenses		(3,744,100)	(2,696,346)
Finance costs		(5,556,008)	(3,370,988)
Other income		38,196	-
Changes in fair value of derivative financial instruments		1,716,742	179,758
Changes in fair value of derivative warrant liability	7	2,536,780	5,307,225

NET PROFIT		11,074,894	16,166,652

Other comprehensive income		-	-

PROFIT AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		11,074,894	16,166,652

Earnings per share attributable to the ordinary shareholders of the Group:

Basic and diluted earnings per share (cents)		0.126	0.184

The accompanying notes 1 to 15 are an integral part of these unaudited interim condensed consolidated financial statements.

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

		At 30 June	At 31 December
		2021	2020
	Notes	USD	USD

ASSETS
Non-current assets
Property, plant and equipment	4	396,489,660	367,303,525
Capital advances		14,726,245	16,418,065
Restricted bank balance	5	8,500,000	8,500,000
Derivative financial instrument		1,716,742	-

		421,432,647	392,221,590

Current assets
Inventories		325,380	321,789
Trade and other receivables		4,743,304	690,232
Bank balances and cash	5	28,714,494	39,389,935

		33,783,178	40,401,956

TOTAL ASSETS		455,215,825	432,623,546

EQUITY AND LIABILITIES
Equity
Share capital	6	8,801	8,801
Share premium	6	101,777,058	101,777,058
Shareholders’ account	11	73,059,743	73,059,743
General reserve	8	680,643	680,643
Accumulated losses		(35,832,674)	(46,907,568)

Total equity		139,693,571	128,618,677

Liabilities
Non-current liabilities
Borrowings	9	174,030,646	180,014,715
Lease liability	10	80,047,117	79,289,507
Provisions		962,158	913,848

		255,039,921	260,218,070

Current liabilities
Derivative warrant liability	7	10,625,064	13,161,844
Borrowings	9	14,000,000	7,000,000
Accounts payable, accruals and other payables		23,893,704	13,829,897
Lease liability	10	11,963,565	9,795,058

		60,482,333	43,786,799

Total liabilities		315,522,254	304,004,869

TOTAL EQUITY AND LIABILITIES		455,215,825	432,623,546

The accompanying notes 1 to 15 are an integral part of these unaudited interim condensed consolidated financial statements.

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended 30 June 2021

	Share	Share	Shareholders’	General	Accumulated
	capital	premium	account	reserves	losses	Total
	USD	USD	USD	USD	USD	USD

Balance at 1 January 2020	8,804	101,775,834	71,017,815	680,643	(64,066,681)	109,416,415
Share issuance in connection with a merger	(3)	-	-	-	-	(3)
Exercise of 100 warrants in 100 ordinary shares	0.01	1,224	-	-	-	1,224
Profit for the period	-	-	-	-	16,166,652	16,166,652

Balance at 30 June 2020	8,801	101,777,058	71,017,815	680,643	(47,900,029)	125,584,288

Balance at 1 January 2021	8,801	101,777,058	73,059,743	680,643	(46,907,568)	128,618,677

Profit for the period	-	-	-	-	11,074,894	11,074,894

Balance at 30 June 2021	8,801	101,777,058	73,059,743	680,643	(35,832,674)	139,693,571

The accompanying notes 1 to 15 are an integral part of these unaudited interim condensed consolidated financial statements.

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the period ended 30 June 2021

		Six-month	Six-month
		period ended	period ended
		30 June	30 June
		2021	2020
	Notes	USD	USD

OPERATING ACTIVITIES
Profit for the period		11,074,894	16,166,652

Adjustments to reconcile net profit to net cash generated from (used in) operating activities:
Depreciation	4	2,918,162	2,991,831
Finance costs		5,541,882	3,370,988
Changes in estimated fair value of derivative warrant liability	7	(2,536,780)	(5,307,225)
Asset retirement obligation - accretion expense		14,126	-
Net changes in fair value of derivative financial instruments		(1,716,742)	(179,758)

		15,295,542	17,042,488
Working capital changes:
Increase in inventories		(3,591)	(110,284)
Increase in trade and other receivables		(4,053,072)	(8,703,008)
Increase in provisions		34,184	15,751
Increase in accounts payable, accruals and other payables		337,787	(3,951,185)

Net cash flows from operating activities		11,610,850	4,293,762

INVESTING ACTIVITIES
Amount transferred from restricted bank account		10,629,961	-
Payments for property, plant and equipment		(11,511,001)	(16,380,142)

Net cash used in investing activities		(881,040)	(16,380,142)

FINANCING ACTIVITIES
Repayment of term loans		-	(2,510,993)
Interest paid on borrowings		(8,600,807)	(4,140,665)
Proceeds from exercise of warrants		-	1,150
Payment of lease liability		(2,174,483)	-

Net cash used in financing activities		(10,775,290)	(6,650,508)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(45,480)	(18,736,888)

Cash and cash equivalents at 1 January		20,989,970	19,830,771

CASH AND CASH EQUIVALENTS AT 30 JUNE	5	20,944,490	1,093,883

The accompanying notes 1 to 15 are an integral part of these unaudited interim condensed consolidated financial statements.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

1 ACTIVITIES

Brooge Energy Limited (the “Company” and together with its subsidiaries the “Group”) formerly known as Brooge Holdings Limited, is a company with limited liability registered as an exempted company in the Cayman Islands. The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

The Group provides oil storage and related services at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Group currently operates phase I, comprising 14 tanks of total capacity of 399,324 cubic meters (“cbm”), fully operational for storage and other ancillary processes of clean oil. The Group’s phase II is under construction, which will comprise 8 tanks of total capacity of 600,000 cbm for storage and other ancillary services of crude oil. The Group’s has commenced preconstruction work for its phase III. The Group intends to construct additional storage and refinery facility as part of phase III.

Brooge Energy Limited was incorporated on 12 April 2019 for the sole purpose of consummating the reverse acquisition transaction described further below. On 15 April 2019, Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”), now a subsidiary, entered into a Business Combination Agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC PLC became party to the Business Combination Agreement by execution of a joinder thereto.

The transaction was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”). Under this method of accounting, Brooge Energy and Twelve Seas were treated as the “acquired” companies. This determination was primarily based on BPGIC FZE comprising the ongoing operations of the combined company, BPGIC FZE’s senior management comprising the senior management of the combined company, and BPGIC FZE’s stockholders having a majority of the voting power of the combined company. For accounting purposes, BPGIC FZE was deemed to be the accounting acquirer in the transaction and, consequently, the transaction was treated as a recapitalization of BPGIC FZE. Accordingly, the consolidated assets, liabilities and results of operations of BPGIC FZE were the historical financial statements of the combined company, and Brooge Energy and Twelve Sea’s assets, liabilities and results of operations were consolidated with BPGIC FZE beginning on the acquisition date.

As a result of the above transaction, the Company became the ultimate parent of BPGIC FZE and Twelve Seas on 20 December 2019, being the acquisition date. The Company’s common stock and warrants are traded on the NASDAQ Capital Market under the ticker symbols BROG and BROGW, respectively. Upon the closing of the transaction, Twelve seas changed its name to ‘BPGIC International’.

The consolidated financial statements of the Group for the year ended 31 December 2019 were prepared as a continuation of the financial statements of BPGIC FZE, the acquirer, and retroactively adjusted to reflect the legal capital of the legal parent/acquiree (Brooge Energy Limited).

The interim condensed consolidated financial statements of the Group for the six-month period ended 30 June 2021 were authorised for issue by the Board of Directors on 9 September 2021.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

2.1 BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six-month period ended 30 June 2021 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) “Interim Financial Reporting”.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as at and for the year ended 31 December 2020.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended standards as set out below.

These interim condensed consolidated financial statements are presented in United States dollars (“USD”) which is the functional and presentation currency of the Group.

The consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of warrant liability.

2.2 GOING CONCERN

At 30 June 2021, the Company had current liabilities of USD 46 million (excluding derivative warrant liabilities of USD 10.6 million and advances from customers of USD 4 million). These exceeded the Company’s current assets as at the same date by USD 12 million. The Company also had capital commitments relating to the phase II construction of USD 14 million and outstanding capital advances to the contractor amounting to USD 12.7 million. Management has prepared monthly cash flows forecasts that show that the Company will be able to generate sufficient cash flows from its phase I and phase II operations that, along with existing cash balances of USD 29 million as of 30 June 2021, will provide sufficient liquidity to the Company to continue its operations, meet its capital commitments and repay its debt when due for a period of at least twelve months from the balance sheet date.

In the cash flow forecasts, management has assumed that the construction of phase III project will not have any impact on the cash flows as phase III project will be entirely funded by the new financing for which management is evaluating various options.

In view of the above, management has prepared the interim condensed consolidated financial statements assuming that the Group will continue as a going concern. Accordingly, the interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

2.3 CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES

New and amended standards and interpretations

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended 31 December 2020. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2021, but do not have a significant impact on the interim condensed consolidated financial statements of the Group.

●	COVID – 19 related rent concessions – Amendments to IFRS 16; and
●	Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform.

2.4 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities and the disclosure of contingent liabilities. These judgments, estimates and assumptions also affect the revenue, expenses and provisions as well as fair value changes. Actual results may differ from these estimates.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

2.4 SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS continued

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2020.

2.5 RISK MANAGEMENT

The Group’s risk management objectives, policies and procedures are consistent with those disclosed in the Group’s consolidated financial statements as at and for the year ended 31 December 2020.

3 REVENUE

	Six-month	Six-month
	period ended	period ended
	30 June	30 June
	2021	2020
	USD	USD
Revenue recognised under IFRS 16
Fixed consideration – leasing component	-	4,565,292

Revenue recognised under IFRS 15
Fixed consideration – service component	16,579,316	7,551,956
Ancillary services	6,706,687	10,776,627

	23,286,003	18,328,583

Total revenue	23,286,003	22,893,875

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017. The Group had only one customer, Al Brooge International Advisory LLC (“BIA”), since the inception of the operations in 2017 and as such all revenues had been derived from BIA till April 2020. During the year 2020, BIA agreed to release 274,635 cbm (129,000 cbm in May and 145,635 cbm in December) out of the phase I capacity of 399,324 cbm, back to BPGIC. BPGIC leased this capacity to different new customers, for periods ranging from three months to one year subject to renewal for similar terms with the mutual agreement of the parties. In February 2021, BIA agreed to release the remaining 124,689 cbm of the phase I capacity back to BPGIC which is leased to new customers for a period ranging from three months to one year subject to renewal for an additional three months to one year with the mutual agreement of the parties. During the period when the substantially the entire capacity is not leased to a single customer, the arrangement does not meet the definition of a lease under IFRS 16. Accordingly, the revenue relating to that period is classified under IFRS 15 as service revenue.

The commercial contracts with customers related to phase I and phase II have been assigned as security against the borrowing obtained in 2020 (note 9).

Ancillary services revenue includes port charges of USD 1,282,098 (30 June 2020: USD 715,032) that are paid by the Group to the port authority and recharged to the customers.

Cyclicality of operations

The revenues of the Group mainly comprise of fixed fees for storage and related services and variable fees for ancillary services provided under long-term contracts with customers. Accordingly, there is no cyclicality in the Group's operations.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

4 PROPERTY, PLANT AND EQUIPMENT

						Capital
				Other	Right-of-use	work in
	Buildings	Tanks	Installations	equipment	asset (land)	progress	Total
	USD	USD	USD	USD	USD	USD	USD

2021
Cost:
At 1 January 2021	28,037,886	76,218,998	65,903,126	268,743	83,900,611	133,579,802	387,909,166
Additions	-	-	-	16,932	-	32,666,970	32,683,902

At 30 June 2021	28,037,886	76,218,998	65,903,126	285,675	83,900,611	166,246,772	420,593,068

Depreciation:
At 1 January 2021	3,493,596	4,880,792	8,768,287	130,155	3,332,811	-	20,605,641
Charge for the period	560,758	794,530	1,415,554	27,281	699,644	-	3,497,767

At 30 June 2021	4,054,354	5,675,322	10,183,841	157,436	4,032,455	-	24,103,408

Net carrying amount:
At 30 June 2021	23,983,532	70,543,676	55,719,285	128,239	79,868,156	166,246,772	396,489,660

2020
Cost:
At 1 January 2020	28,037,886	76,100,795	65,878,129	218,827	27,540,969	79,948,312	277,724,918
Additions	-	118,203	24,997	49,916	56,359,642	53,631,490	110,184,248

At 31 December 2020	28,037,886	76,218,998	65,903,126	268,743	83,900,611	133,579,802	387,909,166

Depreciation:
At 1 January 2020	2,372,081	3,312,144	5,978,336	79,673	2,754,096	-	14,496,330
Charge for the year	1,121,515	1,568,648	2,789,951	50,482	578,715	-	6,109,311

At 31 December 2020	3,493,596	4,880,792	8,768,287	130,155	3,332,811	-	20,605,641

Net carrying amount:
At 31 December 2020	24,544,290	71,338,206	57,134,839	138,588	80,567,800	133,579,802	367,303,525

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

4 PROPERTY, PLANT AND EQUIPMENT (continued)

Capital work in progress at 30 June 2021 includes total amount of USD 161,672,084 (Year ended 31 December 2020: USD 133,255,464) capitalized relating to the construction of phase II and USD 4,574,688 (Year ended 31 December 2020: USD 324,340) of phase III.

Capital work in progress includes an amount of USD 756,104 (Year ended 31 December 2020: USD 1,484,977) and USD 3,611,779 (Year ended 31 December 2020: USD nil) related to finance charge on lease liability for phase II and phase III and an amount of USD 116,556 (Year ended 31 December 2020: USD 233,113) for phase II and USD 463,049 (Year ended 31 December 2020: 77,175) for phase III related to depreciation charge on right-of-use asset capitalized.

The capitalized borrowing costs of phase II amounting to USD 4,807,572 (Year ended 31 December 2020: USD 4,719,888) have been included in “additions” in the table above. These include general borrowing cost of USD 315,219 (Year ended 31 December 2020: USD 2,274,051) and specific borrowing cost of USD 4,492,354 (31 December 2020: USD 2,445,837). The capitalization rates used to determine the general borrowing costs were nil (Year ended 31 December 2020: 7.35%) in respect of term loans and 10.43% (Year ended 31 December 2020: 10.1%) in respect of bonds per annum.

The land lease agreement and the moveable assets of BPGIC FZE are pledged as security against borrowing obtained in 2020 (note 9).

The depreciation charge for the year is allocated in the interim condensed consolidated statement of comprehensive income (within profit and loss) and capital work in progress as follows:

	Six-month	Six-month
	period ended	period ended
	30 June	30 June
	2021	2020
	USD	USD

Direct costs	2,918,162	2,875,273
Property, plant and equipment	579,605	116,558

	3,497,767	2,991,831

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

5 CASH AND CASH EQUIVALENTS

	At 30 June	At 31 December
	2021	2020
	USD	USD

Bank balances and cash	37,214,494	47,889,935
Less: restricted bank balance (non-current)	(8,500,000)	(8,500,000)
Less: restricted bank balance (current)	(7,770,004)	(18,399,965)

Cash and cash equivalents	20,944,490	20,989,970

The cash and bank balances include USD 16,270,004 (Year ended 31 December 2020: USD 41,899,965) which are held in restricted bank accounts under the Bond terms (note 9). These include USD 8,500,000 (Year ended 31 December 2020: USD 8,500,000) held in the Liquidity account, USD nil (Year ended 31 December 2020: USD 24,999,963) is held in the Construction Funding account, and USD 7,770,004 (Year ended 31 December 2020: USD 8,400,000) held in the Debt Service Retention account.

A first priority pledge over the balances in the Earnings account, Liquidity account, Construction Funding account and Debt Service Retention account is held as security under the Bond terms (note 9).

Significant non-cash transactions, which have been excluded from the interim condensed consolidated statement of cash flows, are as follows:

	Six month	Six month
	period ended	period ended
	30 June	30 June
	2021	2020
	USD	USD

Capital accruals	9,726,020	7,706,995

Purchase of property, plant and equipment financed through advances paid to contractors	14,726,245	8,335,236

6 ISSUED CAPITAL AND RESERVES

	At 30 June	At 31 December
	2021	2020
	No. of shares	No. of shares

Authorized
Ordinary shares	450,000,000	450,000,000

	No. of shares		USD

At 1 January 2020	88,065,254	*	8,804

Changes in share capital due to reverse acquisition transaction	(30,000)		(3)
Conversion of 100 warrants into ordinary shares at 1 for 1	100		0.01

At 31 December 2020	88,035,354		8,801

At 30 June 2021	88,035,354		8,801

*

Ordinary shares held in escrow (20,000,000 shares held by BPGIC (“Escrow Property”) and 1,552,500 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. These shares will be released upon the satisfaction of certain financial milestones and share price targets below. The release or forfeiture of these shares in the future will not have an effect on the equity of the Group.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

6 ISSUED CAPITAL AND RESERVES (continued)

One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (as defined in the Escrow Agreement) (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period. The Escrow Period represents the period commencing from the closing until the end of the twentieth (20th) fiscal quarter after the commencement date of the first full fiscal quarter beginning after the Closing.

The same conditions mentioned above applied for the escrow founder shares.

Share premium

USD

At 1 January 2020	101,775,834
Conversion of 100 warrants in ordinary shares
at 1 for 1	1,224

At 31 December 2020	101,777,058

At 30 June 2021	101,777,058

7 Derivative warrant liabilitY

In connection with the completion of the reverse acquisition transaction on 20 December 2019, each of Twelve Sea’s 21,229,000 outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for the ordinary shares of the Company at 1:1 basis at an exercise price of USD 11.50. The warrants shall lapse and expire after five years from the closing of the transaction. The holders of the warrants issued pursuant to the transaction may elect, if the Group does not have an effective registration statement or the prospectus contained therein is not available for the issuance of the warrant shares to the holder, in lieu of exercising the warrants for cash, a cashless exercise option to receive a variable number of common shares.

In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognised in the income statement at each reporting date. The derivative warrant liability will ultimately be converted into the Group’s equity (ordinary shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Group.

	No. of warrants	USD

At 1 January 2021	21,228,900	13,161,844
Revaluation of derivative warrant liability	-	(2,536,780)

At 30 June 2021	21,228,900	10,625,064

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

7 Derivative warrant liabilitY (continued)

At 30 June 2021, the Group recorded a derivative warrant liability of USD 10,625,064 (Year ended 31 December 2020: USD 13,161,844) which resulted in a gain on revaluation of derivative warrant liability for the six-month period ended 30 June 2021 of USD 2,536,780 (six-month period ended 30 June 2020: USD 5,307,225).

8 GENERAL RESERVE

As required by the Articles of Association of BPGIC FZE, 10% of the profit for the year must be transferred to the general reserve. The subsidiary has resolved to discontinue such annual transfers as the reserve has reached 50% of the subsidiary’s issued share capital. The general reserve is not available for distribution to the shareholders.

9 Borrowings

				At 30 June	At 31 December
		Effective		2021	2020
	Coupon rate	Interest rate	Maturity	USD	USD
Bonds
Non-current	8.5%	10.57%	September 2025	174,030,646	180,014,715

Current	8.5%	10.57%	June 2022	14,000,000	7,000,000

				188,030,646	187,014,715

On 24 September 2020, the Group issued long term fixed interest rate senior secured bonds of USD 200,000,000 to private investors with a face value of USD 1 at an issue price of USD 0.95. The Group can issue further bonds of up to USD 50,000,000 under identical terms except that the issue price that can be above or below the nominal amount, subject to certain conditions. The proceeds of the bonds of USD 186,000,000 net of USD 4,000,000 of transaction costs were drawn down during November 2020. In accordance with the terms of the bonds, the proceeds were used to settle the term loans and promissory notes. An amount of USD 85,000,000 was transferred to a Construction account to be used solely to fund the remaining phase II construction costs. The balance of the proceeds were used for general corporate purposes.

The bonds will be repaid in semi-annual payments of USD 7,000,000 starting September 2021 until March 2025, and one bullet repayment of USD 144,000,000 in September 2025. Interest will accrue at a coupon rate of 8.5% and will be payable semi-annually in March and September each year. The Group has the option to redeem the bonds in full or in part any time after 24 September 2023 (the “call option”). The call option represents an embedded derivative that has been separated from the host contract and separately valued. At 30 June 2021 management has assessed the value of the call option of USD 1,716,742 and classified as change in fair value of derivative financial instrument. The comparative amount of USD 179,758 relates to the changes in fair value of interest rate swaps relating to Group’s previous term loans which were outstanding as of 30 June 2020 and settled in November 2020.

The bonds are secured by:

(i)	pledge over all the existing and future shares of BPGIC FZE;
(ii)	assignment of rights and pledge over the balance in the Earnings account;
(iii)	pledge over the balance in the Liquidity account, the Debt Service Retention account and the Construction Funding account;
(iv)	pledge over moveable assets of BPGIC FZE and its subsidiaries;
(v)	security assignment of commercial contracts related to phase I and phase II, land lease agreement, port facilities agreement and EPC construction contract;
(vi)	security assignment over insurance contracts for phase I terminal, phase II terminal and admin building;
(vii)	security assignment over group and intercompany loans; and
(viii)	corporate guarantee from Brooge Energy Limited.

The bond agreement also restricts BPGIC FZE from making any distributions other than in the form of an inter-company loan for phase III construction.

Under the bond agreement, BPGIC FZE is subject to the following financial covenants during the term of the bonds:

(i)	Minimum Liquidity: BPGIC to maintain $8.5 million in the Liquidity account;
(ii)	Leverage Ratio: BPGIC and its subsidiaries’ leverage ratio not to exceed: (A) 5.5x at 31 December 2020; (B) 3.5x at 31 December 2021; and (C) 3.0x anytime thereafter; and

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

9 Borrowings (continued)

(iii)	Working Capital: BPGIC and its subsidiaries to maintain a positive working capital.

The bond agreement requires the Group to comply with the following financial covenant:

(i)	Brooge Energy Limited to maintain a minimum equity ratio of 25%.

As of 30 June 2021, BPGIC FZE and the Group were in compliance with their commitments under the bond agreement.

The borrowings are repayable as follows:

	2021	2020
	USD	USD

Payable within 1 year	14,000,000	7,000,000
Payable within 1 and 2 years	14,000,000	14,000,000
Payable within 2 and 5 years	172,000,000	179,000,000
Payable after 5 years	-	-

	200,000,000	200,000,000

Changes in liabilities arising from borrowings and leases are as follows:

	1 January 2021	Cash flows	Other*	30 June 2021
	USD	USD	USD	USD

Lease liability
Current	9,795,058	(2,174,483)	4,342,990	11,963,565
Non-current	79,289,507	-	757,610	80,047,117

Total	89,084,565	(2,174,483)	5,100,600	92,010,682

Borrowings
Current	7,000,000	-	7,000,000	14,000,000
Non-current	180,014,715	-	(5,984,069)	174,030,646

Total	187,014,715	-	1,015,931	188,030,646

	1 January			31 December
	2020	Cash flows	Other*	2020
	USD	USD	USD	USD

Lease liability
Current	2,154,878	(786,416)	8,426,596	9,795,058
Non-current	28,624,259	-	50,665,248	79,289,507

Total	30,779,137	(786,416)	59,091,844	89,084,565

Borrowings
Current	14,539,187	(14,539,187)	7,000,000	7,000,000
Non-current	74,160,950	111,839,050	(5,985,285)	180,014,715

Total	88,700,137	97,299,863	1,014,715	187,014,715

*	The ‘Other’ column includes the effect of amortization of prepaid finance costs on borrowings, promissory notes and reclassification between current and non-current portion. In respect of leases, the ‘Other’ column includes additions, unwinding of interest and reclassification between current and non-current portion.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

10 LEASE LIABILITY

During 2013, the Group entered into a land lease agreement with the Municipality of Fujairah for a period of 30 years, extendable for another 30 years at the option of the Group. The Group has concluded that they have the right-to-use of the asset and accordingly, recorded a lease liability as per the requirements of IFRS 16. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 9.5% as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis as per the agreement.

During the prior year, the Group entered into another land lease agreement in respect of its phase III project with the Fujairah Oil Industry Zone for a period of 30 years, extendable for another 30 years. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 13% as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis and there is an initial rent-free period of 18 months from the contract date.

Changes in the lease liability are as follows:

	At 30 June	At 31 December
	2021	2020
	USD	USD

At 1 January	89,084,565	30,779,137
Additions	-	55,565,863
Interest charge	5,100,600	3,525,981
Amount paid during the period / year	(2,174,483)	(786,416)

At 30 June / 31 December	92,010,682	89,084,565

The lease liability is classified in the interim condensed consolidated statement of financial position as follows:

	At 30 June	At 31 December
	2021	2020
	USD	USD

Current	11,963,565	9,795,058
Non-current	80,047,117	79,289,507

	92,010,682	89,084,565

The maturity of the lease liability is as follows:

			Present value of
	Lease payments		minimum lease payments
	At 30 June	At 31 December	At 30 June	At 31 December
	2021	2020	2021	2020
	USD	USD	USD	USD

Not later than one year	12,886,362	10,708,720	11,963,565	9,795,058
Later than one year and not later than five years	36,234,275	35,875,520	24,527,971	24,285,120
Later than five years	853,332,532	858,043,425	55,519,146	55,004,387

	902,453,169	904,627,665	92,010,682	89,084,565
Finance costs	(810,442,487)	(815,543,100)	-	-

Present value of minimum lease payments	92,010,682	89,084,565	92,010,682	89,084,565

Additional information relating to the right of use asset and Group’s lease is provided in note 4.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

11 RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include the shareholders of the Group and companies controlled, directly or indirectly, by the shareholders or directors or associates of the Group and key management personnel.

The audit committee is responsible for reviewing and approving related party transactions to the extent the Group contemplates engaging in such a transaction.

Movement in shareholders’ account are as follows:

	At 30 June	At 31 December
	2021	2020
	USD	USD

At 1 January	73,059,743	71,017,815
Contributions during the period / year	-	2,041,928

	73,059,743	73,059,743

The above amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

Movements in other related parties are as follows:

	At 30 June	At 31 December
	2021	2020
	USD	USD

Expenses paid on behalf of related parties*	177,683	433,560
Expenses paid on behalf of the Group by a shareholder**	-	(154,279)

	177,683	279,281

*	These include legal and corporate expenses paid on behalf of the shareholders.
**	These include office rent paid by a shareholder on behalf of the Group.

Due from related parties:
BPGIC Holdings (shareholder)	413,361	255,818
HBS Investments LP (shareholder)	-	17,479
H Capital International LP (shareholder)	-	16,975
O2 Investments Limited as GP (shareholder)	-	9,303
SBD International LP (shareholder)	37,936	17,851
SD Holding Limited as GP (shareholder)	9,905	9,850
Gyan Investments Ltd (shareholder)	-	9,555

	461,202	336,831

Key management remuneration for the period ended 30 June 2021 amounted to USD 641,055 (Six-month period ended 30 June 2020: USD 546,355), charged to interim condensed consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short term employment benefits.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

12 COMMITMENTS

	At 30 June	At 31 December
	2021	2020
	USD	USD
Capital commitments:
Within one year	14,148,821	42,888,191

Capital commitments relate to construction of phase II which is expected to be completed by the end of third quarter of 2021.

13 FAIR VALUE OF FINANCIAL INSTRUMENTS

Management considers that the fair value of financial assets and financial liabilities in the consolidated financial statements approximate their carrying amounts at the reporting date except the borrowings issued by the Group.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. The three levels of the fair value hierarchy are:

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over–the–counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

				Total
	Level 1	Level 2	Level 3	fair value
	USD	USD	USD	USD

Liabilities measured at fair value:

Derivative warrant liability

30 June 2021	10,625,064	-	-	10,625,064

31 December 2020	13,161,844	-	-	13,161,844

Borrowings

30 June 2021	-	200,492,080	-	200,492,080

31 December 2020	-	195,640,464	-	195,640,464

Derivative financial instrument

30 June 2021	-	1,716,742	-	1,716,742

31 December 2020	-	-	-	-

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2021

13 FAIR VALUE OF FINANCIAL INSTRUMENTS continued

The fair value of level 1 financial liability have been determined in accordance with quoted price.

The fair value of level 2 financial liability have been determined by using generally accepted pricing models based on a discounted cash flow analysis, respectively. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments.

During the period ended 30 June 2021 and 31 December 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

14 EARNINGS PER SHARE

Basic earnings per share (“EPS”) is calculated by dividing the profit/(loss) for the year attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS is calculated by dividing the profit attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following table reflects the income and share data used in the basic and diluted EPS calculations:

	At 30 June	At 30 June
	2021	2020
	USD	USD

Profit attributable to ordinary equity holders of the parent	11,074,894	16,166,652

	At 30 June	At 30 June
	2021	2020
	No of shares	No of shares

Weighted average number of ordinary shares	88,035,354	88,035,354

As part of the reverse acquisition transaction warrants and ordinary shares subjected to escrow has been issued. In the calculation of diluted earnings per shares, the warrants have been excluded as the average market price of ordinary shares during the period exceeded the exercise price of the warrants i.e they are not in the money.

The number of contingently issuable shares (21,552,500 escrow shares) to be included in the diluted earnings per shares calculation is based on the number of shares that would be issuable if the end of the period were the end of the Escrow Period. No ordinary shares would have been issuable on 30 June 2021 as the conditions attached to the escrow shares have not been met at reporting date. As a result, the escrow shares have been excluded from the calculation of diluted earnings per share for 30 June 2021 and the weighted average number of ordinary shares for basic earnings per share and diluted earnings per shares are the same.

15 SUBSEQUENT EVENTS

On 1 July 2021, the Group signed a refinery agreement with an oil trading company for a 25,000 barrel per day modular refinery. The refinery is intended to produce high-in-demand, IM compliant, very low sulphur fuel oil as a step towards more environmentally friendly solutions. The Group will sublease land to the oil trading company, which will be responsible for constructing the refinery including bearing the full cost of construction. Following completion of construction, the Group will be responsible for operating the refinery, earning revenue from tolling fees on take-or-pay basis. The agreement between the Group and the oil trading company includes a tolling contract for a tenure of twenty years, consisting of a five-year contract to commence upon completion of the construction of the refinery, and three renewal periods of five years each.

Subsequent to the period end, as of the date of these financial statements, phase II construction has been completed and operations have commenced from 09 September 2021.

Brooge Energy Results of Operations and Financial Condition; To Host Financial Results and Shareholder Update Conference Call on Wednesday, September 15, 2021, at 8 a.m. Eastern Time

On September 13, 2021 Brooge Energy Limited issued a press release announcing its financial results for the six months ended June 30, 2020 and announcing that it will host a conference call on Wednesday, September 15, 2021 at 8 a.m. Eastern time / 4 p.m. UAE time to discuss its financial results for the six months ended June 30, 2021 and provide a shareholder update.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information contained under this heading “Brooge Energy Results of Operations and Financial Condition; To Host Financial Results and Shareholder Update Conference Call on Wednesday, September 15, 2021, at 8 a.m. Eastern Time”, including Exhibit 99.1 furnished hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, or the Securities Exchange Act of 1934, except as expressly set forth by specific reference in such filing.

Exhibit No.	Description of Exhibit
99.1	Press Release dated September 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: September 13, 2021	By:	/s/ Nicolaas L. Paardenkooper
		Name:	Nicolaas L. Paardenkooper
		Title:	Chief Executive Officer